

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 27, 2006

Ms. Lisa W. Rodriguez
Senior Vice President and Chief Financial Officer
Weatherford International Ltd.
515 Post Oak Boulevard
Houston, Texas 77027-3415

> **Re: Weatherford International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-31339**

Dear Ms. Rodriguez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne